Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE

Harmonic Inc. Announces Final Results of Its Tender Offer

Harmonic Acquires 11,984,877 Shares at $6.25 Per Share

San Jose, Calif., June 3, 2013—Harmonic Inc. (NASDAQ:HLIT) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., Eastern Time, on Friday, May 24, 2013.

Based on the final count by the depositary for the tender offer, Harmonic accepted for payment an aggregate of 11,984,877 shares of its common stock at a purchase price of $6.25 per share for a total value of $74.9 million. These shares represent approximately 10.5 percent of the shares issued and outstanding. The depositary will promptly pay for the shares accepted for purchase.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated April 26, 2013, in which the Company offered to purchase up to 16,000,000 shares at a price not greater than $6.25 per share and not less than $5.75 per share, filed with the Securities and Exchange Commission on April 26, 2013, as amended on May 8, 2013 and May 28, 2013.

On June 11, 2013, Harmonic will reinstate the open market share repurchase program it initiated last year, which was suspended while the tender offer was outstanding. Including the shares repurchased in the tender offer, Harmonic has repurchased over 20 million shares for over $114 million as of June 3, 2013 since the inception of its repurchase program in April, 2012.

Barclays Capital Inc. is the Company’s dealer manager for the tender offer. The information agent is MacKenzie Partners, Inc., and the depositary is Computershare Trust Company, N.A. Any questions with regard to the tender offer may be directed to the information agent at (800) 322-2885.

About Harmonic Inc.

Harmonic (NASDAQ: HLIT) is the worldwide leader in video delivery infrastructure for emerging television and video services. The company’s production-ready innovation enables content and service providers to efficiently create, prepare, and deliver differentiated services for television and new media video platforms. More information is available at www.harmonicinc.com.

CONTACTS:

Carolyn V. Aver Chief Financial Officer Harmonic Inc. +1.408.542.2500	Michael Bishop Investor Relations +1.408.542.2760